Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Post-Effective Amendment No.1 to Form S-8 (File No. 333-151298) of our reports dated March 1, 2010 relating to (1) the 2009 and 2008 consolidated financial statements of Allied World Assurance Company Holdings, Ltd (which expresses an unqualified opinion on the financial statements and financial statement schedules and includes an explanatory paragraph referring to Note 2 of the consolidated financial statements, where the Company has disclosed its change of method of accounting for other-than-temporary impairments of debt securities as of April 1, 2009 due to the required adoption of new FASB guidance) and (2) the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 Annual Report on Form 10-K of Allied World Assurance Company Holdings, Ltd.
/s/ Deloitte & Touche
Hamilton, Bermuda
December 1, 2010